Contact

www.linkedin.com/in/doug-willmore
(LinkedIn)

Top Skills

Government
Strategic Planning
Team Leadership

Honors-Awards

Hall of Fame Ethics Award

Doug Willmore

Chief Executive Officer at World Tree
Los Angeles Metropolitan Area

Summary

World Tree combines agroforestry with regenerative agriculture in order to grow sustainable lumber, sequester carbon, protect native forests, and build biodiversity and resiliency—all while delivering returns for investors. And as World Tree's co-chair and CEO, I get to marry my love and care for the planet with my passion for building great organizations.

Prior to World Tree, I led the turn-around of a research pathology laboratory, growing its revenue by more than 2000 percent in just four years and leading to a successful exit. I have also had similar success stories as the City Manager of Bell, El Segundo, and Rancho Palos Verdes in California, as well as the Chief Administrative Officer of Salt Lake County in Utah, where, according to S&P, I led one of the most amazing public finance success stories of the 2008 recession.

Experience

World Tree
Chief Executive Officer
November 2019 - Present (4 years)
Los Angeles

City of Rancho Palos Verdes
City Manager
March 2015 - November 2019 (4 years 9 months)
Rancho Palos Verdes, CA

Serving 43,000 residents and responsible for a $35M annual budget and 100 FT employees. Responsible for all aspects of city management in a full-service city. Oversaw the release of long-held National Park Service deed restrictions on RPV's Civic Center property. Managed the development of Lower Hesse Park and plans for a new community center at Ladera Linda Park. Worked with local leaders on public safety initiatives and reduced residential burglaries by nearly half over four years.

City of Bell, California
City Manager
June 2012 - March 2015 (2 years 10 months)
Bell, CA

Serving 36,000 residents and responsible for a $25M budget and 70 FT employees and 90 PT employees. Chosen to rebuild the city government and keep the city out of bankruptcy after the notorious Bell 8 scandal. The city was virtually insolvent in June 2012 when starting with a general fund balance of less than $200K. The general fund balance was $22.5M in March 2015 when leaving. The city had a crushing debt load of almost $150M in June 2012. Debt was reduced to $79M by March 2015. Negotiated, entitled, and closed a complex "short sale" of 40.5 acres of industrial property in Bell for $44.5M. The transaction produced an additional 800,000 sq. ft. of new industrial space.

City of El Segundo
City Manager
April 2011 - February 2012 (11 months)
El Segundo, CA

Serving 18,000 full-time residents and more than 70,000 day-time residents and responsible for a $100M budget and 300 FT employees. Responsible for all aspects of city management in a full-service city. Negotiated with Federal Realty for the investment and development of 115,000 sq. ft. of new upscale retail and commercial space. Identified and analyzed significant tax inequity and initiated negotiations that ended up bringing the city more than $200M in new tax revenue from a single major taxpayer over the following 20 years.

Salt Lake County
Chief Administrative Officer
January 2005 - April 2011 (6 years 4 months)
Salt Lake City, UT

Serving over 1,000,000 residents and responsible for an $811M budget and 4000 FT employees and 3000 PT employees. Direct reports were Public Works Director, Human Services Director, Community Services Director, Chief Financial Officer, Environmental Policy Coordinator, Criminal Justice Services Coordinator, and Emergency Services Director. Oversaw budgets of independently elected Sheriff, District Attorney, Clerk, Auditor, Recorder, Treasurer, and Surveyor. During difficult economic times, increased innovation, collaboration, and efficiency to reduce overall county budget by $39M for 2009 and $36M in 2010; yet services to citizens increased in both 2009 and 2010; constructed four new libraries, three new senior centers, and two new

recreation centers in 2010 while absorbing operational costs into existing budget; all while increasing the general fund balance from $23M to $42M. Passed legislation and completed engineering design and complex PPA financing structure for 1.6MW of PV Solar on rooftops of County libraries, recreation centers, and convention center.

Reference Pathology Services
Chief Executive Officer
November 1998 - November 2003 (5 years 1 month)
Salt Lake City, UT

As Chief Executive Officer and one of two major shareholders, led the growth and turnaround of a research pathology laboratory from 21 employees and $1.2M in revenue upon joining the company 1988 to 120 employees and $22.2M in revenue upon the company's sale in December of 2002. Designed and implemented new strategic direction of company that directly led to growth and expansion of sales and service into 30 states. Increased net profits from -$120K in 1998 to $3.9M in 2002. Managed sale of company in December 2002 to Ameripath, Inc. for $33.5M.

London Perret Roche
Senior Consultant
February 1996 - November 1998 (2 years 10 months)
Edison, NJ

As senior consultant and engagement manager, managed large-scale, long-term transformation efforts in Fortune 50 companies. Clients included Lucent Technologies, Bell Atlantic, Proctor & Gamble, and NYNEX.

Summit West
Chief Executive Officer
June 1988 - February 1996 (7 years 9 months)
Salt Lake City, UT

With three other partners, led the acquisition, successful turnaround, and sale of four financially troubled real estate and construction related projects.

USAID
Private Sector Development Officer
May 1985 - May 1988 (3 years 1 month)
U.S. Department of State Office, Belize

Designed and managed all private sector development initiatives in Belize for the United States Government.

Education

University of Utah

Master of Public Administration - MPA · (1996)

George Mason University

Bachelor of Science - BS, Public Administration · (1983)